Filed by Grubb & Ellis Company Pursuant to Rule 425 Under the Securities Act of 1933 Commission File Number: 001-08122
FOR IMMEDIATE RELEASE
AUGUST 7, 2007

Scott D. Peters, Chief Executive Officer and President	Media Contact: Jill Swartz
NNN Realty Advisors, Inc.	714-667-8252 ext. 251
1551 N. Tustin Ave., Suite 300	jswartz@nnnrealtyadvisors.com
Santa Ana, CA 92705
877-IRS-1031 714-667-8252
NNN REALTY ADVISORS, INC. NAMES JACK VAN BERKEL
SENIOR VICE PRESIDENT, HUMAN RESOURCES
Santa Ana, California, August 7, 2007 — Scott D. Peters, chief executive officer and president of NNN Realty Advisors, Inc., announced today Jack Van Berkel is joining NNN Realty Advisors as senior vice president, human resources. Van Berkel is a veteran in the human resources field with 25 years of experience, including senior human resources positions with CB Richard Ellis and Gateway Corporation.
At NNN Realty Advisors Van Berkel is responsible for the strategic direction of all human resources initiatives, including training, recruiting, employee relations, compensation and employee benefits.
“Jack’s experience in the real estate industry is a great match as NNN Realty Advisors and Grubb & Ellis will seek to expand their corporate real estate services platform and investment products globally upon the completion of our merger,” said Tony Thompson, chairman of NNN Realty Advisors.
“The integration planning we are implementing today will provide the foundation for our long-term objective of creating the leading global real estate services provider. Jack’s integration expertise as well as his experience overseeing human resources needs of large, global organizations will be critical to our future success,” said C. Michael Kojaian, chairman of Grubb & Ellis Company.
Van Berkel joins NNN Realty Advisors from CB Richard Ellis, where he served as senior vice president, human resources since 2002. In his previous capacity, Van Berkel managed all worldwide human resources functions, including payroll, compensation and benefits, training, organizational development, staffing and employee relations for 21,000 employees in 80 countries. Van Berkel was instrumental in the successful integration of Insignia Financial Group and Trammell Crow into CB Richard Ellis’ organization.
Prior to CB Richard Ellis, Van Berkel has held senior human resources positions with First Data Corporation, Gateway Corporation and Western Digital specializing in international human resources management, including compensation design, mergers and acquisitions and human capital development.
NNN Realty Advisors and Grubb & Ellis Company (NYSE: GBE) previously announced the entering into of a definitive merger agreement, designed to create a best-in-class real estate services company. The merger, which has been approved by the board of directors of both companies, is subject to stockholder approval of both companies and customary closing conditions.
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2 — 2 — 2 NNN Realty Advisors Names Jack Van Berkel Senior Vice President, Human Resources
NNN Realty Advisors is a nationwide commercial real estate asset management and services firm that sponsors real estate investment programs to provide investors with the opportunity to engage in tax-deferred exchanges of real property and to invest in other real estate investment vehicles, including public non-traded real estate investment trusts and real estate investment funds.
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THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES. In connection with the proposed merger, NNN Realty Advisors and Grubb & Ellis have filed a joint proxy statement/prospectus with the Securities and Exchange Commission as part of a registration statement regarding the proposed merger. Investors and security holders are urged to read the joint proxy statement/prospectus of NNN Realty Advisors and Grubb & Ellis because it contains important information about NNN Realty Advisors and Grubb & Ellis and the proposed merger. Investors and security holders may obtain copies of the preliminary joint proxy statement/prospectus and the definitive proxy statement/prospectus (when available), and other documents filed by NNN Realty Advisors and Grubb & Ellis with the SEC at the SEC’s website at http://www.sec.gov. The definitive joint proxy statement/prospectus and other relevant documents may also be obtained free of charge from NNN Realty Advisors and Grubb & Ellis by directing such request to: NNN Realty Advisors, Inc., 1551 N. Tustin Avenue, Suite 300, Santa Ana, CA 92705, 714-667-8252 x840, Attention: Staci Ann Thompson or to Grubb & Ellis Company, 500 West Monroe, Suite 2800, Chicago, IL 60660, 312-698-6707, Attention: Janice McDill. Investors and security holders are urged to read the joint proxy statement/prospectus and other relevant material when they become available before making any voting or investment decisions with respect to the merger.
NNN Realty Advisors, Grubb & Ellis and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of NNN Realty Advisors and Grubb & Ellis, respectively, in connection with the merger. Information about NNN Realty Advisors’ and Grubb & Ellis’ directors and executive officers is set forth in the joint proxy statement/prospectus, which can be found on the SEC’s website at http://www.sec.gov.
FORWARD-LOOKING LANGUAGE
This press release contains “forward-looking statements” within the meaning of Private Securities Litigation Reform Act of 1995. Any statement in this press release about expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and are forward looking statements. Such statements include, but are not limited to, statements about the benefits of the proposed merger involving NNN Realty Advisors and Grubb & Ellis, including the combined company’s plans, objectives, expectations and intentions with respect to future operations, products and services. Any forward-looking statements are based upon the current beliefs and expectations of NNN Realty Advisors’ and Grubb & Ellis’ management and involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance, achievements of transactions of Grubb & Ellis, NNN Realty Advisors and their affiliates or industry results or the benefits of the proposed merger to be materially different from any future results, performance, achievements or transactions expressed or implied by such forward-looking statements.
The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statement: the failure to realize synergies and cost-savings from the transaction or delay in the realization thereof; the inability to combine the businesses of NNN Realty Advisors and Grubb & Ellis successfully, or that such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; increased operating costs and business disruption following the merger, including adverse effects on employee retention and on business relationships with third parties; the failure of NNN Realty Advisors and Grubb & Ellis stockholders to approve the transaction; the ability to obtain governmental approvals of the transaction on a timely basis; the effects of general and local economic and real estate conditions; reliance on the largest stockholders as well as other key executive officers, the loss of any such key executive officers or the failure to hire and retain qualified employees; and the ability to expand the Grubb & Ellis footprint internationally.
Additional information or factors which could impact the companies and the forward-looking statements contained herein are included in each company’s filings with the Securities and Exchange Commission., including the companies’ preliminary joint proxy statement/prospectus. Any forward looking statements speaks only as of the date on which it is made and the companies assume no obligation to update or supplement forward-looking statements that become untrue because of subsequent events.
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